[Skadden Letterhead]

October 13, 2006

Gregory Dundas

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

RE:	NYMEX Holdings, Inc. Amendment No. 1 to Registration Statement on Form S-1 (File No. 333-135800) Filed on September 14, 2006 (the “Registration Statement”)

Dear Mr. Dundas:

On behalf of our client, NYMEX Holdings, Inc., a Delaware corporation (the “Company”), enclosed is a copy of Amendment No. 2 to the Registration Statement (“Amendment No. 2”) which was filed today via EDGAR with the Securities and Exchange Commission (the “Commission”). Amendment No. 2 has been marked to show changes from Amendment No. 1 to the Registration Statement, filed with the Commission on September 14, 2006. The changes in Amendment No. 2 include those made in response to the comments of the staff of the Commission (the “Staff”) set forth in your letter dated September 26, 2006 (the “Comment Letter”).

Set forth below are the Company’s responses to the comments raised in the Comment Letter. For the convenience of the Staff, each response has been numbered to correspond with the comments in the Comment Letter. Capitalized terms used but not defined herein shall have the meanings ascribed to them in Amendment No. 2.

General Comments on this Filing

1.

Revise this document to discuss the Comex transaction in more detail. Please discuss the additional shares that may be offered as a result of that transaction, the effect upon your current business structure and management’s view of how the transactions might affect NYMEX’s positioning going forward.

The Registration Statement has been revised on pages 6, 7, 20, 29-31, 34, 40, 43-44, 45, 77, 101-102, 133-134, 135-137 and 142, to discuss the additional 6,484,800 shares that may be offered pursuant to the COMEX Division transaction, the effect of the COMEX Division transaction upon the Company’s current business structure and management’s view of how the COMEX Division transaction might affect the Company’s positioning going forward, per the Staff’s comments.

2.	We note that you have not filed Skadden Arps legality opinion. Please remember that the opinion is subject to review and therefore should be filed with sufficient time for the staff to complete the review prior to acting on any request for effectiveness.

The legality opinion of Skadden, Arps, Slate, Meagher & Flom LLP relating to the primary shares and the legality opinion of Christopher Bowen, General Counsel, Chief Administrative Officer and Secretary of the Company, relating to the secondary shares, are attached hereto as Exhibit A and Exhibit B, respectively, per the Staff’s comments.

Dilution, page 41

3.	We note your response to comment 4 from our August 11, 2006 letter. Please revise your dilution presentation to begin with actual net tangible book value as required by Item 506 of Regulation S-K.

The presentation of dilution has been revised on page 45 to begin with actual net tangible book value, per the Staff’s comments.

Financial Statements

Consolidated Statements of Income, page F-4

4.	We note your response to comment 9 from our August 11, 2006 letter. Please tell us the estimated cost in terms of dollars, time and effort for you to present your direct and indirect costs and expenses applicable to services on your income statement in conformity with Rule 5-03 of Regulation S-X.

In response to both comments 4 and 5, the Company is guided in part by the conceptual framework of FASB Concepts Statement No. 2, “Qualitative Characteristics of Accounting Information” (“CON2”). The summary conclusions state “In order to justify requiring a particular disclosure, the perceived benefits to be derived from that disclosure must exceed the perceived costs associated with it.”

Paragraphs 32 and 33 and Figure 1 of CON2 also provide guidance.

We believe this concept is relevant to the Company’s assessment. The Company believes it has complied with these criteria in applying its judgment. The Company believes its presentation communicates the enhanced transparency that underlies the theme of these principles.

The Company believes that it would incur significant costs and undue hardship, and a very significant delay in its ability to proceed with its proposed initial public offering. Some of the significant factors giving rise to these costs and delay are as follow:

A.	The Registration Statement presents five full years and nine quarters, all of which would need to be adjusted for this reclassification. As detailed below, this process would require substantial research and analysis as well as time and cost.

B.	In order to conduct a comprehensive allocation of its expenses and address the specific aspects of Rule 5-03, the Company would have to individually assess approximately 2,000 general ledger expense accounts. This assessment would be necessary to obtain financial information that is sufficiently detailed to provide management with reasonable assurance that the adjustments required in the consolidated financial statements are accurately presented.

C.

The Company does not maintain financial systems that would support a reliable allocation of costs among the various miscellaneous revenue streams. Any allocation methodology would be subjective and would require significant additional work internally and by the Company’s independent registered public accounting firm to ensure compliance with Section 404 of the Sarbanes-Oxley Act. In the near term, allocating cost by revenue and expense will require using numerous excel spreadsheets, which can naturally lead to human errors and cause the Company significant difficulty in complying with its Sarbanes-Oxley requirements for the restated financial statements.

D.	The Company uses numerous vendors to perform work and services that could be considered indirect costs. Each invoice would have to be inspected by our accounting staff and assigned between direct and indirect costs. Such an undertaking would require significant internal and external resources. Given the limited size of the Company’s existing staff, there are practical limits to how many external reviewers can be efficiently and effectively utilized in this undertaking. Additionally, the Company has had numerous inter-departmental personnel changes and the determination of direct costs versus indirect costs of employee compensation would be highly subjective and in all regards, estimates at best.

E.	In fiscal year 2002, the Company changed its independent public registered accounting firm. Any audit work in relation to historical financial information for 2001 would require the Company to re-engage its predecessor accounting firm.

F.	In order for the Company to implement the changes requested by the Staff, it will be necessary for the Company to revise its expense tracking and reporting systems. Based on preliminary information that is still being refined, the Company’s general ledger system, internal business processes, external vendors and system of internal controls over financial reporting would have to be modified at significant expense to the Company.

The Company’s preliminary analysis of the estimated cost of this effort to present direct and indirect costs will be approximately $0.8 million to $1.2 million and will take between 6 and 9 months to complete, as noted below:

Estimated revision costs	Low $	High $
Public accounting firms [1]	$350,000	$450,000
Temporary external staff [2]	208,000	312,000
New NYMEX employees [3]	65,000	117,000
Existing NYMEX management [4]	36,000	48,000
Consultants [5]	100,000	200,000
Documentation and retrieval effort [6]	50,000	75,000

Total estimated revision costs	809,000	1,202,000

Estimated annual costs prospectively	Low $	High $
New NYMEX employees [7]	$130,000	$156,000
SOX compliance effort [8]	15,000	30,000

Estimated cost to revise periods presented in S-1:

1 Engage current and predecessor registered accounting firms to review five full years and nine quarters of financial information. This review would also include procedures necessary to be performed in order to be compliant with the Sarbanes-Oxley Act of 2002.

2 Engage five temporary external staff at a rate of $40/hour to retrieve and inspect invoices for the estimated duration of the project.

3 Hire two staff level accountants to work with temporary help and record allocation of costs between direct and indirect. Salary level plus benefits would be between $65,000 and $78,000 annually for each individual and they would need to be hired at the onset of this project.

4 Two existing management level employees will be needed to plan, supervise and manage the project and review the allocation process. The time involved for these two individuals would not be as significant as the time needed by the temporary external staff and two new staff level accountants. However, a significant amount of time would be needed up front to plan the project (including hiring the temporary staff and outside consultants as well as engaging the independent accounting firms). After the planning, we expect the monitoring and review work would be anywhere from two to ten hours per week depending on the management level. The salary level plus benefits for these current employees is $136,500 and $214,500 annually.

5 Engage external consultants to review and modify our existing expense reporting and general ledger systems.

6 Engage storage company to retrieve five years of documentation at their out-of-state facilities and ship to us.

Estimated annual cost on a prospective basis:

7 On a prospective basis, the two employees identified in footnote 3 would handle the recordkeeping and allocation of costs in the general ledger.

8 Documentation would be done initially and testing performed annually for the Company’s compliance under the Sarbanes-Oxley Act of 2002.

In addition, in reviewing the financial statements of other registrants in our industry, it appears that such registrants’ financial statements are presented in a manner similar to that of the Company’s. This consistent presentation facilitates meaningful comparisons and analysis by financial statement users and investors. In summary, we believe that allocating cost by revenue and expense will entail significant expense and risk of error and impair the ability of investors to compare our financial statements with those of other registrants in the industry. As a result of the foregoing, we respectfully submit that the revisions proposed by the Staff’s comment are not necessary for the protection of investors in this instance.

5.	We note your responses to comments 9-11 from our August 11, 2006 letter and have the following comments.

a)	Please revise your statements of income for the periods presented to present “Other, net”, “Investment income, net” and “Interest income from securities lending” outside of revenues as non-operating income. Refer to Rule 5-03 of Regulation S-X.

b)	Please revise your statements of income for the periods presented to present “Interest expense from securities lending” outside of operating income. Refer to Rule 5-03 of Regulation S-X.

c)	In light of the comments above, please revise your quarterly financial data and other disclosures throughout your filing to conform to the revised income statement presentation.

The Company believes that a justification under Generally Accepted Accounting Principles for presenting these revenue items as part of operating revenue is provided by Statement of Financial Accounting Concept No. 6 (“Con 6”). Paragraph 78 of Con 6 states, “Revenues are inflows or other enhancements of assets of an entity or settlements of its liabilities (or a combination of both) from delivering or producing goods, rendering services, or other activities that constitute the entity’s ongoing major or central operations.”

The Company believes that this paragraph of Con 6 is met in that both rental income (the largest component of “Other, net” revenues) and securities lending income are both an integral part of our core business of being the provider of an exchange to trade and clear commodities contracts. The rental income the Company receives is from traders and clearing members who work on the floor of the exchange. Their presence is vital to the Company’s core business. The securities lending business is an arena the Company recently entered into and is another source of revenue that is afforded to it by the industry it is in. Clearing members deposit securities with the Company as margin for support of guarantees on the performance obligations owed to buyers and sellers through the Company’s clearinghouse.

As a result of the foregoing, the Company believes that these items are an integral part of its ongoing major or central operations and are, therefore, properly accounted for as operating revenues.

In addition, the Company is particularly concerned about preserving the ability of investors to review and understand the Company’s financial performance in the same context with other companies in the Company’s industry.

As stated in our initial response dated September 14, 2006, other companies in the Company’s industry, such as Chicago Mercantile Exchange Holdings Inc., present their investment income and securities lending activities in a similar manner. If we were to revise our presentation as the Staff suggests, it would alter the Company’s comparability to investors which is a tool used to analyze the Company’s performance versus its peers. Revising the Company’s financials could have an impact on the investment decisions of such investors. As indicated in response 4 above, in reviewing the financial statements of registrants in the Company’s industry, it appears that such registrants’ financial statements are presented in a manner similar to that of the Company’s. This consistent presentation facilitates meaningful comparisons and analysis by financial statement users and investors.

Other Revenues, page F-10

6.	We note your response to comment 15 from our August 11, 2006 letter. Please revise to disclose, if true, that you recognize other revenue on an accrual basis and compliance fees on a cash basis, both in conformity with SAB Topic 13. If you can not make this disclosure, please tell us why and quantify the difference in revenue recognized during the periods presented under your current revenue recognition policy and SAB Topic 13.

In accordance with SAB 101 (Topic 13), revenue related to compliance fines is recognized when collected (on a cash basis) where collectibility was not reasonably assured. Therefore, the disclosure on page F-11 has been revised per the Staff’s comment.

Interim Financial Statements

Note 8. Cumulative Redeemable Convertible Preferred Stock, page F-47

7.	We note your response to comment 18 from our previous letter and continue to evaluate the issue once you identify the offering price range.

The Company acknowledges that the Staff is continuing to evaluate the issue set forth in Comment 18 in the letter dated September 14, 2006.

Note 11. Incentive Payments. page F-50

8.	We note your response to comment 19 from our August 11, 2006 letter. Please tell us how your current income statement presentation is consistent with the guidance in EITF 01-9. Specifically state how you apply the guidance in paragraphs 9 and 10. If you do not believe your current presentation is consistent with EITF 01-9, please revise your income statement.

The Company believes that the incentives noted on page 12 of Amendment No. 1 to the Registration Statement, are properly accounted for in accordance with EITF 01-9. These incentives are credits to the Company’s clearing members who trade on the trading floor of NYMEX Exchange for the use of booths and telephone equipment that the Company owns. The clearing members are billed for the rental of the booth and telephone equipment and 100% incentive credits are applied toward the rental charges provided the members keep current on their clearing and transaction fees. The Company believes that the conditions noted in EITF 01-9 paragraph 9 for expense recognition were not met and, therefore, properly recognized the credits as a reduction of revenue in accordance with EITF 01-9.

The Company believes that EITF 01-9 does not apply to its NYMEX ClearPort Clearing “incentive” program. Paragraph 1 of the issue statement indicates that “[t]he purpose of Issue 01-9 is to codify and reconcile the following Issues, which address the accounting for consideration given by a vendor to a customer (including both a reseller of the vendor’s products and an entity that purchases the vendor’s products from a reseller)”. Although the Company refers to these payments as “incentives”, they are fees paid to brokers who are neither its customer nor resellers of its products or services. The Company, thus, concludes that these “incentives” are truly direct transaction costs and are therefore, appropriately recorded as selling expenses.

The Company’s international “incentive” program provided reimbursements to independent brokers to cover their costs incurred for going overseas to trade and promote its international business. Thus, the Company does not consider these costs to be “incentives” but rather selling expenses.

9.	We note your response to comment 19 from our August 11, 2006 letter. Please revise to disclosure your accounting policies to recognize the costs of your incentive programs. Specifically tell us if you believe Issue 6 from EITF 01-9 is applicable to your incentive programs and if so, how you apply that guidance to your programs.

The Company believes that EITF 01-9 applies to the telephone and booth rebate credit incentives as noted in response 8 above, and thus, believes that they are properly accounted for as a reduction to revenue. The amount of these incentives is immaterial to the financial statements and the Company does not believe they warrant disclosure as one of its three to five most “critical accounting policies.” The Company has, however, amended footnote 11 on page F-49 to state what it considers to be direct transaction costs and that such costs are recorded in general and administrative expenses.

Note 19. Technology Services Agreement, page F-58

10.	We note your response to comment 20 regarding your agreement with Chicago Mercantile Exchange, Inc., as well as your added disclosures regarding the services agreements in Note 18. Please revise your future filings beginning with periods ending September 30, 2006 to separately quantify the amounts incurred under this agreement. If you believe the amounts are not significant enough to require separate line item presentation on your Statements of Income, please separately quantify such amounts in a footnote and clearly disclose the line item in which the amounts are reflected.

The Company intends to revise its disclosure in future filings, beginning with its Quarterly Report on Form 10-Q for the quarter ended September 30, 2006, to separately quantify all direct transaction costs, including those incurred under the agreement with the Chicago Mercantile Exchange. Direct transaction costs will also include the NYMEX ClearPort brokerage fees and international incentives, as noted in response 8 above. The Chicago Mercantile Exchange fees will be disclosed separately in a footnote to the financial statements.

If you have any questions regarding the responses to the comments of the Staff, or require additional information, please contact the undersigned at (212) 735-3259, or Eric J. Friedman at (212) 735-2204.

Very truly yours

/s/ Michael J. Zeidel
Michael J. Zeidel

Enclosures

cc:	Christopher Bowen
Richard Kerschner

Exhibit A

Skadden, Arps, Slate, Meagher & Flom LLP

Four Times Square

New York, New York 10036-6522

October [    ], 2006

NYMEX Holdings, Inc.

One North End Avenue

World Financial Center

New York, New York 10282-1101

Re:	NYMEX Holdings, Inc.
Registration Statement on Form S-1
(File No. 333-135800)

Ladies and Gentlemen:

We have acted as special counsel to NYMEX Holdings, Inc., a Delaware corporation (the “Company”), in connection with the public offering (the “Offering”) by the Company of up to [            ] shares (including [            ] shares subject to an over-allotment option) (the “Primary Shares”) and the sale by certain selling stockholders (the “Selling Stockholders”) of up to [            ] shares of the Company’s common stock, par value $0.01 per share (the “Common Stock”).

This opinion is being furnished in accordance with the requirements of Item 601(b)(5) of Regulation S-K under the Securities Act of 1933, as amended (the “Act”).

In connection with this opinion, we have examined originals or copies, certified or otherwise identified to our satisfaction, of (i) the Registration Statement on Form S-1 (File No. 333-135800) as filed with the Securities and Exchange Commission (the “Commission”) on July 17, 2006 under the Act; (ii) Amendment No. 1 of the Registration Statement as filed with the Commission on September 14, 2006 under the Act; (iii) Amendment No. 2 to the Registration Statement as filed with the Commission on October 13, 2006 under the Act; (iv) Amendment No. 3 to the Registration Statement as filed with the Commission on the date hereof (such Registration Statement, as so amended, being hereinafter referred to as the “Registration Statement”); (v) the form of Underwriting Agreement (the “Underwriting Agreement”) proposed to be entered into by and among the Company, as issuer, the Selling Stockholders named therein, and J.P. Morgan Securities Inc. and Merrill Lynch, Pierce Fenner & Smith Incorporated, as representatives of the several underwriters (the “Underwriters”), filed as an exhibit to the Registration Statement; (vi) a specimen certificate representing the Common Stock; (vii) the amended and restated certificate of incorporation of the Company, currently in effect (the

NYMEX Holdings, Inc.

[        ]

“Existing Certificate of Incorporation”); (viii) the amended and restated by-laws of the Company, currently in effect (the “Existing By-Laws”); (ix) the form of the Amended and Restated Certificate of Incorporation of the Company, to be effective upon consummation of the Offering, to be filed with the Secretary of State of the State of Delaware, filed as an exhibit to the Registration Statement (the “New Charter”); (x) the COMEX Transaction Agreement entered into by and among the Company, New York Mercantile Exchange, Inc., Commodity Exchange, Inc. (“COMEX” or the “COMEX Division”), and the Governors Committee of the COMEX Division, filed as Exhibit 10.1 to the Company’s Current Report on Form 8-K, filed with the Commission on September 26, 2006; [(xi) the form of Amendment to the Existing Certificate of Incorporation of the Company (the “COMEX Transaction Amendment”) to be effective upon consummation of the COMEX Division transaction, to be filed with the Secretary of State of the State of Delaware, filed as Exhibit C to Exhibit 10.1 to the Company’s Current Report on Form 8-K, filed with the Commission on September 26, 2006;] (xii) the form of Amended and Restated By-Laws of the Company, to be effective upon consummation of the Offering, filed as an exhibit to the Registration Statement (the “New By-Laws”); and (xiii) certain resolutions of the Board of Directors, the Pricing Committee and the stockholders of the Company, relating to the issuance and sale of the Primary Shares, approval of the New Charter[, the COMEX Transaction Amendment] and the New By-Laws and certain other related matters. We also have examined originals or copies, certified or otherwise identified to our satisfaction, of such records of the Company and such agreements, certificates of public officials, certificates of officers or other representatives of the Company and others, and such other documents, certificates and records as we have deemed necessary or appropriate as a basis for the opinions set forth herein.

In our examination, we have assumed the legal capacity of all natural persons, the genuineness of all signatures, the authenticity of all documents submitted to us as originals, the conformity to original documents of all documents submitted to us as certified, conformed or photostatic copies and the authenticity of the originals of such latter documents. In making our examination of executed documents, we have assumed that the parties thereto, other than the Company had the power, corporate or other, to enter into and perform all obligations thereunder and have also assumed the due authorization by all requisite action, corporate or other, and execution and delivery by such parties of such documents and the validity and binding effect thereof on such parties. In rendering the opinions set forth below, we have assumed the due filing of the New Charter [and the COMEX Transaction Amendment], with the Secretary of State of the State of Delaware. As to any facts material to the opinions expressed herein which we have not independently established or verified, we have relied upon statements and representations of officers and other representatives of the Company and others.

Members of our firm are admitted to the bar in the State of New York and we do not express any opinion as to the laws of any jurisdiction other than the corporate laws of the State of Delaware, and we do not express any opinion as to the effect of any other laws on the opinion stated herein.

NYMEX Holdings, Inc.

[        ]

Based upon and subject to the foregoing, we are of the opinion that when (i) the Registration Statement becomes effective under the Act; (ii) the Underwriting Agreement has been duly executed and delivered; and (iii) certificates representing the Primary Shares in the form of the specimen certificate examined by us have been manually signed by an authorized officer of the transfer agent and registrar for the Common Stock and registered by such transfer agent and registrar, and have been delivered to and paid for by the Underwriters at a price per share not less than the per share par value of the Common Stock as contemplated by the Underwriting Agreement, the issuance and sale of the Primary Shares will have been duly authorized, and the Primary Shares will be validly issued, fully paid and nonassessable.

We hereby consent to the filing of this opinion with the Commission as an exhibit to the Registration Statement. We also consent to the reference to our firm under the caption “Legal Matters” in the Registration Statement. In giving this consent, we do not thereby admit that we are included in the category of persons whose consent is required under Section 7 of the Act or the rules and regulations of the Commission.

Very truly yours,

/s/

Exhibit B

[NYMEX Letterhead]

October [    ], 2006

NYMEX Holdings, Inc.

World Financial Center

New York, New York 10282-1101

Re:	NYMEX Holdings, Inc., Registration Statement on Form S-1 (File No. 333-135800)

Ladies and Gentlemen:

I am General Counsel and Chief Administrative Officer and Secretary of NYMEX Holdings, Inc. (the “Company”), a corporation organized under the laws of the State of Delaware. I am acting as counsel for the Company in connection with the public offering (the “Offering”) by certain stockholders of the Company (the “Selling Stockholders”) named in the Registration Statement on Form S-1 (File No. 333-135800) filed by the Company with the Securities and Exchange Commission (the “Commission”) under the Securities Act of 1933, as amended (the “Act”) relating to the registration by the Company of up to [            ] shares (including [            ] shares subject to an over-allotment option) and the sale by the Selling Stockholders of up to [            ] shares (the “Secondary Shares”) of the Company’s common stock, par value $0.01 per share (the “Common Stock”).

This opinion is being furnished in accordance with the requirements of Item 601(b)(5) of Regulation S-K under the Act.

In connection with this opinion, I have examined and relied on originals or copies certified or otherwise identified to my satisfaction, of: (i) the Registration Statement on Form S-1 as filed with the Securities and Exchange Commission (the “Commission”) on July 17, 2006 under the Act; (ii) Amendment No. 1 to the Registration Statement as filed with the Commission on September 14, 2006 under the Act; (iii) Amendment No. 2 to the Registration Statement as filed with the Commission on October 13, 2006 under the Act; (iv) Amendment No. 3 to the Registration Statement as filed with the Commission on the date hereof (such Registration Statement, as so amended, being hereinafter referred to as the “Registration Statement”); (v) the form of Underwriting Agreement (the “Underwriting Agreement”) proposed to be entered into by and among the Company, as issuer, the Selling Stockholders named therein, and J.P. Morgan Securities Inc. and Merrill Lynch, Pierce Fenner & Smith Incorporated, as representatives of the several underwriters named therein (the “Underwriters”), filed as an exhibit to the Registration Statement; (vi) the Registration Statement on Form S-4 as filed with the Commission under the Act (such Registration Statement, as declared effective by the Commission on May 19, 2000, being hereinafter referred to as the “Demutualization Registration Statement”) (File No. 333-30332); (vii) the prospectus, dated May 19, 2000 (the “Demutualization Prospectus”) which forms a part of and is included in the Demutualization Registration Statement; (viii) Agreement and Plan of Merger between New York Mercantile Exchange and New York Mercantile Exchange, Inc., filed as Annex A to the Demutualization Registration Statement; (ix) Agreement and Plan of Merger between New York Mercantile Exchange, Inc., the Company and NYMEX Merger Sub, Inc., filed as Annex B to the Demutualization Registration Statement; (x) Certificate

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of Incorporation of the Company, filed as Annex C to the to the Demutualization Registration Statement; (xi) Bylaws of the Company, filed as Annex D to the to the Demutualization Registration Statement; (xii) Stock Purchase Agreement by and among the Company and General Atlantic Partners 82, L.P., GapStar, LLC, GAP Coinvestments III, LLC, GAP Coinvestments IV, LLC and GAPCO GmbH & Co. KG (collectively, the “GA Parties”), filed as Exhibit 10.1 to the Company’s Current Report on Form 8-K, filed with the Commission on November 18, 2005; (xiii) Amendment No. 1 to Stock Purchase Agreement by and among the Company and the GA Parties, filed as Exhibit 10.1 to the Company’s Current Report on Form 8-K, filed with the Commission on February 15, 2006; (xiv) the amended and restated certificate of incorporation of the Company, as currently in effect (the “Existing Certificate of Incorporation”); (xv) the form of Amended and Restated Certificate of Incorporation of the Company, to be effective upon consummation of the Offering, to be filed with the Secretary of State of the State of Delaware, filed as an exhibit to the Registration Statement (the “New Charter”); (xvi) the amended and restated by-laws of the Company, as currently in effect (the “Existing By-Laws”); (xvii) the form of Amended and Restated By-Laws of the Company, to be effective upon consummation of the Offering, filed as an exhibit to the Registration Statement (the “New By-laws”); (xviii) certain resolutions of the Board of Directors and the stockholders of the Company, relating to the Registration Statement, the approval of the New Charter and the New By-laws and certain other related matters; and (xix) certain resolutions of the Board of Directors and stockholders of the Company relating to the Secondary Shares. I have also examined originals or copies, certified or otherwise identified to my satisfaction, of such records of the Company and such agreements, certificates and receipts of public officials, certificates of officers or other representatives of the Company and others, and such other documents, certificates and records as I have deemed necessary or appropriate as a basis for the opinion set forth herein.

In my examination, I have assumed the legal capacity of all natural persons, the genuineness of all signatures, the authenticity of all documents submitted to me as originals, the conformity to original documents of all documents submitted to me as facsimile, electronic, certified or photostatic copies and the authenticity of the originals of such copies. In making my examination of executed documents, I have assumed that the parties thereto, other than the Company, had the power, corporate or other, to enter into and perform all obligations thereunder and have also assumed the due authorization by all requisite action, corporate or other, and the execution and delivery by such parties of such documents and the validity and binding effect thereof on such parties. As to any facts material to the opinions expressed herein which I have not independently established or verified, I have relied upon statements and representations of officers and other representatives of the Company and others and of public officials.

I do not express any opinion as to the laws of any jurisdiction other than the State of Delaware, and I do not express any opinion as to the effect of any other laws on the opinion stated herein.

Based upon and subject to the foregoing, I am of the opinion that the Secondary Shares have been duly authorized and validly issued and are fully paid and nonassessable.

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I hereby consent to the filing of this opinion with the Commission as an exhibit to the Registration Statement. I also consent to the reference to my name under the caption “Legal Matters” in the Registration Statement. In giving these consents, I do not thereby admit that I am included in the category of persons whose consent is required under Section 7 of the Act or the rules and regulations of the Commission.

Very truly yours,

/s/

Christopher Bowen, Esq.

General Counsel and Chief

Administrative Officer and

Corporate Secretary

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